UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2 )*/



                       Wintrust Financial Corporation
-------------------------------------------------------------------------------
                              (Name of Issuer)



                                Common Stock
-------------------------------------------------------------------------------
                       (Title of Class of Securities)



                                 97650W108
-------------------------------------------------------------------------------
                               (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             (Continued on following pages)



                                                          Page 1 of 5 pages

   CUSIP No.  97650W108                     13G            Page 2 of 5  Pages
--------------------------                               ---------------------


 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Howard D. Adams

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [ ]

 3       SEC USE ONLY


 4       CITIZENSHIP OR PLACE OR ORGANIZATION
         U.S.A.


      NUMBER OF                  5       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        442,612
       OWNED BY
         EACH                    6       SHARED VOTING POWER
      REPORTING
        PERSON                           29,463
         WITH
                                 7       SOLE DISPOSITIVE POWER

                                         442,612

                                 8       SHARED DISPOSITIVE POWER

                                         29,463

 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         472,075

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.4%

12       TYPE OF REPORTING PERSON*

         IN

                    *SEE INSTRUCTION BEFORE FILLING OUT!


                                                             Page 2 of 5 pages

 Item 1(a)      Name of Issuer:

                Wintrust Financial Corporation

       (b)      Address of Issuer's Principal Executive Offices:

                727 North Bank Lane

                Lake Forest, Illinois 60045

 Item 2(a)      Name of Person Filing:

                This filing is made on behalf of Howard D. Adams.

       (b)      Address of Principal Business Office:

                The address of the principal business
                office of each of the above-named persons is:

                570 Crabtree Lane
                Lake Forest, Illinois 60045

       (c)      Citizenship:

                Mr. Adams is a U.S. citizen.

       (d)      Title of Class of Securities:
                Common Stock

       (e)      CUSIP Number:
                97650W108


 Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not Applicable

          (a) ( ) Broker or Dealer registered under Section 15 of the Act

          (b) ( ) Bank as defined in Section 3(a)(6) of the Act

          (c) ( ) Insurance Company as defined in Section 3(a)(19) of the Act

          (d) ( ) Investment Company registered under Section 8 of the Investment Company Act

          (e) ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

          (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

          (g) ( ) Parent Holding Company, in accordance with
                  Section 240.13d-1 (b)(1)(ii)(G)

          (h) ( ) Group, in accordance withss.240.13d-1 (b)(1)(ii)(H)


                                                     Page 3 of 5 pages

  Item 4   Ownership

           (a)      Amount Beneficially Owned            472,075 shares
                                                       ----------------

           (b)      Percent of Class                     5.4 %
                                                       -------

           (c)      Number of shares as to which such person has:
                    (i)        Sole power to vote
                               or to direct the vote     442,612 shares*
                                                       -----------------

                    (ii)       Shared power to vote
                               or to direct the vote     29,463 shares**
                                                       -----------------

                    (iii)      Sole power to dispose or
                               to direct the
                               disposition of            442,612 shares*
                                                       -----------------

                    (iv)       Shared power to dispose
                               or to direct the
                               disposition of            29,463 shares**
                                                       -----------------

           -------------

           * Includes 8,735 shares subject to currently exercisable warrants. Also includes 30,137 shares held in trust for the benefit of Mr. Adams' son and 3,957 shares held in a charitable foundation with respect to which shares Mr. Adams disclaims beneficial ownership.

           **       Reflects shares held by Mr. Adams' wife.

  Item 5   Ownership of Five Percent or Less of a Class

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                    Not Applicable.

  Item 6   Ownership of More than Five Percent on Behalf of Another Person

                    Not Applicable.

  Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Not Applicable.

  Item 8   Identification and Classification of Members of the Group

                    Not Applicable.


                                                      Page 4 of 5 pages

  Item 9   Notice of Dissolution of Group

                    Not Applicable.

  Item 10  Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 Date: March 21, 2000

                                                  /s/ Howard D. Adams
                                                 -------------------------
                                                 Howard D. Adams












                                                           Page 5 of 5 pages